
July 14, 2023

Barry Shin
Chief Financial Officer
TREVENA INC
955 Chesterbrook Blvd
Suite 110
Chesterbrook, PA 19087

      Re: TREVENA INC
           Form 10-K for the Year Ended December 31, 2022
           File No. 001-36193

Dear Barry Shin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Financial Statements

Notes to Consolidated Financial Statements
10. Product Revenue
Variable Consideration, page 114

1. Given the significant returns adjustment in 2022, please address the following regarding your revenue recognition policies and how they comply with the specific applicable guidance in ASC 606:
   - At the time you recorded revenue from sales of OLINVYK in 2021, explain how you evaluated the probability that a significant reversal in the product revenue recognized would not occur before the uncertainty associated with the variable consideration was subsequently resolved (e.g., when the right of return expired).
   - As part of your response, specifically address how you determined that it was appropriate to use industry data when estimating returns and that such products were sufficiently comparable to OLINVYK.

- Explain how you determined that, based on the information available at the time of initial recognition, the variable consideration was not constrained under ASC 606.
- Tell us and revise your future filings to more clearly describe the steps you took to reevaluate the likelihood of significant product returns in each quarter subsequent to its initial sale.
- Identify in your response as well as your future filings the nature of the information which was available to you and the information which you reviewed as part of your estimation of product returns. Specifically address the extent to which you were privy to the levels of quarterly sales of OLINVYK by your distributors.
- Tell us and revise your future filings to disclose what information led you to record the significant adjustment for product returns in the third quarter 2022. Clarify the extent to which that information was previously unavailable to you.
- Revise the MD&A of your future filings to more clearly address the underlying trends in OLINVYK sales and potential for their returns since its approval. To the extent known or estimated, clearly address the trends in patient use of the product for the periods since approval. Include a summary of any other relevant data, including safety data, that may have an impact on customer use that you believe is affecting sales trends (both sales by the Company and sales by distributors).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences